Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Semler Scientific, Inc.

Portland, Oregon

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 13, 2015, relating to the financial statements of Semler Scientific, Inc. appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ BDO USA, LLP

New York, New York

November 3, 2015

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.